Deutsche Bank



Deutsche Bank AG
1 Columbus Circle
New York, NY, 10019

Tel +1 212 250 2500

January 29, 2026

<u>Via Electronic Submission</u>

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC, 20549

Re: Form SBSE-A/A Filing

To Whom It May Concern:

Kindly note the below "Summary of Changes" that will be also submitted in a separate document in the EDGAR system under the type "Exhibit-99.35":

- "Form SBSE-A/A Schedule A – Principals That Are Individuals" document

    o Principal Added
        ▪ Raja Akram

Respectfully,

Tatsiana Forker
Vice President | Head of Swap Dealer and SBSD Compliance